EXHIBIT 3.1

Sections 1(a) and 1(b) of Article III of the Bylaws are deleted in their entirety and replaced in lieu thereof with the following:

“ARTICLE III. DIRECTORS.

Section 1. Number, Qualification, Term, Quorum, and Vacancies.

(a)	The property, affairs and business of the Corporation shall be managed by a Board of Directors, which shall consist of not less than one (1) and not more than nine (9) directors. Except as otherwise provided herein, directors shall be elected at the annual meeting of the stockholders and each director shall hold office until the next annual meeting of stockholders and until his or her successor shall be duly elected and qualified.

(b)	The number of directors may be increased or decreased by resolution of a majority of the Board of Directors or by the stockholders, but no decrease may shorten the term of any incumbent director. Any vacancy in the Board of Directors created by an increase in the number of directors may be filled for the unexpired term by a majority vote of the remaining directors, though less than a quorum”;